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                                                                     Exhibit 8.2

               [Letterhead of Dwyer Pemberton and Coulson, P.C.]


September 11, 1997



Boards of Directors
Timberland Savings Bank, SSB
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, Washington  98550

Gentlemen:

In accordance with your request, set forth herein is the opinion of this firm relating to certain Washington tax consequences of (i) the proposed conversion of Timberland Savings Bank, SSB ("Savings Bank") from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank ("Converted Savings Bank") and (ii) the concurrent acquisition of 100% of the outstanding capital stock of the Converted Savings Bank by a parent holding company formed at the direction of the Board of Directors of the Savings Bank and to be known as Timberland Bancorp, Inc. ("Holding Company") (collectively, the "Stock Conversion").

You have previously received the opinion of Breyer & Aguggia regarding the federal income tax consequences of the Stock Conversion to the Savings Bank, the Converted Savings Bank, the Holding Company and the deposit account holders of the Savings Bank under the Internal Revenue Code of 1986, as amended ("Code"). The federal tax opinion concludes, inter alia, that the proposed transactions
                                   ----- ----
qualify as a tax-free reorganization under Section 368(a)(1)(F) of the Code.

The State of Washington does not have a state income tax per se, but relies instead for its revenue on other types of taxes. These other taxes primarily include property taxes, retail sales/use taxes, and business and occupation taxes. Money, credits, accounts, bonds, stocks and shares of private corporations, along with various other intangibles, are expressly exempted from an valorem (property) taxation, under RCW 84.36.070. Through reasoning similar to that employed by the federal taxing authority in the case of exchanges described in under Code Section 351, the State of Washington, Department of Revenue takes the position, in WAC 458-20-106, that the retail sales/use tax does not apply to a transfer of capital to a corporation in exchange for stock therein. Likewise, the business and occupation ("B&O") tax does not apply to "casual or isolated sales," WAC 458-20-106, which are defined as "sales[s] made by a person who is not engaged in the business of selling the type of property involved." Since Timberland Bancorp, Inc. is not in the business of selling shares of stock in itself, we are of the opinion that issuance of shares of stock in exchange for capital contributions fits within this definition, and is, therefore, a casual or isolated sale not subject to the B&O tax.
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Based upon the facts and circumstances attendant to the proposed reorganization, as they have been related to us via the Breyer & Aguggia opinion letter referred to above, it is our opinion that, under the laws of the State of Washington, no adverse tax consequences will be incurred by either the Savings Bank or its depositors as a result of the implementation of the transactions contemplated by the Plan.

No opinion is expressed on any matter other than state tax consequences which might result from the implementation of the Stock Conversion.

We hereby consent to the filing of this opinion with the SEC and the FDIC as exhibits to the Registration Statement on Form S-1 and the Savings Bank's Application for Conversion, respectively, and the reference on our firm in the Prospectus, which is a part such Registration Statement and Application, under the headings "THE CONVERSION -- Effects of Conversion on Depositors and Borrowers of the Savings Bank -- Tax Effects" and "LEGAL AND TAX OPINIONS."



                              /s/ DWYER PEMBERTON AND COULSON, P.C.